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Washington, D.C. 20549

File No. 049569-0050

Re:	Vistana Signature Experiences, Inc.
Registration Statement on Form 10
Filed June 16, 2015
File No. 001-37448

Dear Ms. Gowetski:

On behalf of Vistana Signature Experiences, Inc. (the “Company”) we submit this letter in response to the comments contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated July 13, 2015 related to the above-referenced Registration Statement on Form 10 (the “Registration Statement”), filed on June 16, 2015.

The Company has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement.

General

1.

Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note your disclosure on page 10 in the information statement, as a condition to the distribution, you state that your registration statement on Form 10 shall have “become effective.” Please revise your filing and confirm your

August 7, 2015

understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Response: The Company respectfully notes the Staff’s comment and confirms its understanding that its Registration Statement on Form 10 will be deemed effective by lapse of time 30 days after receipt of certification from the New York Stock Exchange (“NYSE”) that its common stock has been approved for listing and registration, and that it will become subject to the Exchange Act at such time even if all Staff comments have not been cleared. Currently, the Company intends to request an acceleration of effectiveness for the Form 10 upon the delivery of the NYSE notification to the Commission. The Company has revised its disclosure, as applicable, throughout the Information Statement to state that, as a condition to the completion of the spinoff, its registration statement on Form 10 shall have “been deemed effective.” See page 11 in the “Summary” section, page 52 in the “The Spin-Off” section, pages 54 and 55 in the “Trading Market” section, page 92 in the “Management’s Discussion and Analysis on Financial Condition and Results of Operations” section and pages F-7 and F-37 in the “Notes to Combined Financial Statements.”

2.	We note that no vote or action of Starwood stockholders is required in connection with the spin-off. Please provide us a legal analysis regarding the basis for this statement.

Response: The Company respectfully advises the Staff that, pursuant to Section 3-104(a)(1) of the Maryland General Corporation Law, “unless the charter or bylaws of a corporation provide otherwise, the approval of the stockholders and articles of transfer … are not required for any …transfer of assets by a corporation … as a distribution as defined in Section 2-301 of this article.” The charter and bylaws of Starwood do not “provide otherwise.” Section 2-301 defines a “distribution” to include a “direct or indirect transfer of money or other property of the corporation in respect of any of its shares.” The shares of the Company’s common stock constitute property owned by Starwood; thus, a distribution to the stockholders of Starwood of the shares of the Company’s common stock owned by Starwood will not trigger a stockholder vote under Maryland law.

3.	Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review

Response: The Company respectfully notes the Staff’s comment and acknowledges that the Staff will require adequate time to review the required exhibits and the Company’s related disclosures. The Company will file the remaining required exhibits in one or more future amendments to the Registration Statement as soon as they are available.

Exhibit 99.1 Preliminary Information Statement

Summary, page 4

4.	Please revise to balance the disclosure in your summary section to include a brief description of the most significant risks associated with owning shares of your common stock.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 8 and 9 in response to the Staff’s comment.

August 7, 2015

The Spin-Off, page 7

5.	Please revise to briefly identify the assets as well as liabilities and obligations, including the Transferred Properties and all other “various assets related to the vacation ownership business,” to be allocated to the company pursuant to the Separation and Distribution Agreement and other ancillary agreements.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 7 in response to the Staff’s comment.

Indebtedness and Other Financing Arrangements, page 9

6.	Please confirm that you plan to revise to disclose the material terms of each facility, including interest rate, maturity date, and financial covenants.

Response: The Company respectfully notes the Staff’s comment and confirms that it intends to revise its disclosure in accordance with the Staff’s comment in a future amendment of the Registration Statement.

Q. What rights will Vistana have with respect to use of the Westin…, page 20

7.	We note that you will pay a fixed annual fee of $30 million and certain variable fees to Starwood. Please revise to quantify the “variable fees” payable to Starwood under the terms of your agreements.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages 15, 21 and 62 in response to the Staff’s comment.

Reasons for the Spin-Off, page 44

8.	We note that your usage rights to the St. Regis and The Luxury Collection brands appear non-exclusive. Please revise to more specifically describe your rights to the St. Regis and The Luxury Collection brands and, as applicable, discuss Starwood’s ability to operate any such properties in a manner competitive to you.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages 24 and 45 in response to the Staff’s comment.

Manner of Effecting the Spin-Off, page 45

9.	Please supplement your disclosure in this section to more fully discuss and quantify your allocable portion of anticipated transaction costs in connection with the spin-off.

August 7, 2015

Response: The Company respectfully notes the Staff’s comment and will supplement its disclosure in response to the Staff’s comment in a future amendment of the Registration Statement. Starwood continues to evaluate the total estimated separation costs required to complete the spin-off. Once an estimate of these costs has been determined, the Company will disclose in a future amendment of the Registration Statement the amount of separation costs that Starwood expects to recover from the Company as a result of the consummation of the spin-off. During the three months ended March 31, 2015, Starwood recorded approximately $6 million of costs, primarily associated with professional fees for the planned spin-off, none of which has been reflected in the Company’s historical combined financial statements.

Internal Reorganization, page 45

10.	We note that you will own “substantially all” of Starwood’s vacation ownership business upon consummation of the transactions. Please revise here and under the Separation and Distribution heading beginning on page 137 to describe all assets associated with the vacation ownership business, including clarifying those assets related to the business that will not transfer to you.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages 46 and 138 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements, page 60

11.	If material, please quantify any separation costs incurred to date, as well as an estimate of the additional separation costs you expect to incur in connection with the separation.

Response: The Company respectfully notes the Staff’s comment and will supplement its disclosure in accordance with the Staff’s comment in a future amendment of the Registration Statement. As highlighted in the Company’s response to Comment 9, Starwood continues to evaluate the total estimated separation costs required to complete the spin-off. Until consummation of the spin-off, separation costs will be borne by Starwood and are therefore not reflected in the Company’s historical combined financial statements. Once an estimate of these costs has been determined, the Company will disclose in a future amendment of the Registration Statement the amount of separation costs that Starwood expects to recover from the Company as a result of the consummation of the spin-off as well as the estimate of future separation costs to be incurred by the Company post spin-off. During the three months ended March 31, 2015, Starwood recorded approximately $6 million of costs primarily associated with professional fees for the planned spin-off, none of which has been reflected in the Company’s historical combined financial statements.

Our Resorts, Properties and Land, page 75

Transferred	Properties, page 77

12.	Please revise to describe your VOI conversion plans, including partial conversions, and anticipated costs in greater detail for each of these properties. In addition, please clarify how you intend to operate these properties upon completion of the spin-off and prior to any conversion.

August 7, 2015

Response: The Company respectfully notes the Staff’s comment and, in response, has revised its disclosure on page 78 to provide additional detail on the conversion and operational plans related to these properties, including a discussion of anticipated costs that are currently known.

Our Products, page 79

13.	Please revise your disclosure under this heading to more specifically explain how ownership is conveyed through deeds or membership interests, including whether you are conveying an ownership interest in the underlying real property.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on page 80 in response to the Staff’s comment.

Development, page 82

14.	We note your discussion in this section regarding development plans for 1,538 future villas. Please revise to more specifically describe whether these units are in the development, planning or evaluation stage. In addition, please provide the anticipated completion date, any costs incurred to date and budgeted costs or advise.

Response: The Company acknowledges the Staff’s comment and, in response, has expanded the disclosure on page 83 to provide additional detail about the stage of development and treatment of costs related to the planned projects discussed in “Existing Resorts and Land.”

Reacquired VOIs, page 82

15.	We note you reacquire VOIs in several ways. Please revise to quantify the VOIs you have reacquired and describe any expenses or fees associated with reacquired VOIs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 83 to describe the quantity of VOIs reacquired in the periods presented as well as expenses associated with the reacquired VOIs.

Consumer Financing, page 83

16.	We note that you plan to periodically securitize vacation ownership notes receivable. In future Exchange Act periodic reports, please confirm that you plan to fully describe, to the extent material, the material terms of your loan securitization program, including identification of the key parties to these transactions and a brief description of each such party’s roles, responsibilities, background and experience.

Response: The Company confirms that it intends to fully describe, to the extent material, the material terms of its loan securitization program, in accordance with the Staff’s comments, in its future Exchange Act periodic reports.

August 7, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Vacation	Ownership Sales and Financing, page 92

17.	Please consider stratifying the average FICO scores of customers between purchasers of Westin VOIs and Sheraton VOIs. In that regard, we note from your disclosure on page F-18 that average FICO scores vary by brand. We also note that you believe there is a relationship between the default behavior of borrowers and the brand associated with the vacation ownership property they have acquired per your disclosure on page 116.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Vacation Ownership Sales and Financing” on page 94 to stratify the average FICO scores for purchasers of VOIs between Westin and Sheraton brands.

Management and Rental Operations, page 98

18.	We note your disclosure in footnote (1) regarding rooms removed from the “rental availability” line item due to maintenance or renovation. Please revise to more specifically describe or identify any such rooms that were removed from this pool during the period.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management and Rental Operations” on pages 99, 104 and 108 with regards to the “rental availability, net” footnote to more specifically disclose the rooms that were removed from the rental availability, net line item during the period.

Liquidity and Capital Resources, page 110

Financing Cash Flows, page 113

19.	Please further explain your statement on page 114 regarding your securitization structure that “such activity…was initially classified in cash from operations with the subsequent remittances reflected as cash used in financing activities.”

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financing Cash Flow” on page 115 , in Note 4, “Securitization Transactions,” on page F-16 to the Company’s Annual Combined Financial Statements, and in Note 4, “Securitization Transactions,” on page F-40 to the Company’s Interim Combined Financial Statements to further describe cash flows associated with our securitization structure. We are contractually entitled to receive the excess cash flows resulting from our securitization transactions. The excess cash flows represent the spread between the collection activities associated with our securitized vacation ownership notes receivable and the third party obligations as defined in the

August 7, 2015

respective securitization agreements. The Company’s securitized vacation ownership debt is non-recourse, except for breaches of representations and warranties, with no contractual minimum repayment amounts throughout the term of the debt. The amount of each principal payment is contingent on the cash flows from the underlying securitized vacation ownership notes receivable. The net cash flows generated by the Company’s variable interest entities related to its securitization transactions are used to repay the Company’s securitized vacation ownership debt and, excluding any related restricted cash balances, are reflected as cash flows from operations. The repayment of the Company’s securitized vacation ownership debt is reflected as cash used in financing activities.

Management

Our Executive Officers, page 120

20.	We note your disclosure on page 126 that you currently anticipate that, except as otherwise described, compensation programs will continue to be substantially similar to current programs. Please disclose whether you intend to execute new employment arrangements with your named executives. Please also clarify whether you plan to adopt a separate compensation plan for your NEOs.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages 127 and 136 accordingly. Furthermore, the Company does expect to enter into employment agreements with certain of its NEOs and expects to update its disclosure regarding these arrangements in a subsequent amendment of the Registration Statement.

21.	Please tell us whether any of your key employees will continue to hold positions with Starwood upon consummation of the spin-off.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on page 127 accordingly. The Company does not expect that any of its key employees will continue to hold positions with Starwood upon consummation of the spin-off.

License Agreement, page 138

22.	Please revise to disclose the sales thresholds that must be satisfied to maintain the exclusive license.

Response: The Company respectfully notes the Staff’s comment and confirms that, once sales thresholds that must be satisfied to maintain the exclusive license are known, it will revise its disclosure accordingly.

Combined Statements of Comprehensive Income, page F-4

23.	Please tell us what consideration you gave to separately presenting rental, product and service revenues included in the line item “resort operations and ancillary services.” In that regard, we note that the currently combined revenue item contains both rental revenue and miscellaneous revenue from your restaurants, golf courses, etc. Please refer to Rule 5-03 of Regulation S-X.

August 7, 2015

Response: The Company respectively acknowledges the Staff’s comment and the requirements of Rule 5-03(b) of Regulation S-X. In accordance with Regulation S-X, Rule 5-03(b), items comprising not more than 10 percent of the total of all items of a class may be combined. The Company’s ancillary revenues for goods and services sold or provided by the Company at restaurants, golf course and other retail and service outlets located at the Company’s resorts and hotels did not consist of more than 10 percent of total revenues and these revenues are very closely related to the operations of the resorts. The percentage of ancillary revenues to total revenues was 9%, 7% and 5% for the years ended December 31, 2014, 2013 and 2012, respectively, as well as 9% for each of the three months ended March 31, 2015 and 2014. As such, the Company does not believe that further disclosure is warranted at this time. To the extent that these amounts become material to its financial statements in future periods, the Company will disclose these amounts as appropriate.

Note 5. Vacation Ownership Notes Receivable, net, page F-16

24.	Please revise your disclosure to explain the reasons why a portion of your vacation ownership notes receivable does not have an associated FICO scores on record.

Response: The Company respectfully notes the Staff’s comment and, in response to the Staff’s comment, has revised its disclosure in Note 5, “Vacation Ownership Notes Receivable, net,” on page F-18 to the Company’s Annual Combined Financial Statements and in Note 5, “Vacation Ownership Notes Receivable, net,” on page F-42 to the Company’s Interim Combined Financial Statements to disclose details regarding vacation ownership notes receivable without an associated FICO score.

*    *    *    *

In connection with the response in this letter, the Company will acknowledge under separate cover that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at (202) 637-2258 if you have any questions regarding this correspondence.

Sincerely,

/s/ Jason M. Licht
Jason M. Licht of Latham & Watkins LLP

August 7, 2015

cc:	Stephen G. Williams, Vistana Signature Experiences, Inc.

Barbara E. Overton, Vistana Signature Experiences, Inc.

Kristin Prohl, Starwood Hotels & Resorts Worldwide, Inc.

Jason Cohen, Starwood Hotels & Resorts Worldwide, Inc.